Question 77Q-1

Subsequent Event

On October 3, 2003, the Board of Directors approved a plan of reorganization under which the Funds would be merged into the Pioneer Series Trust I, which is managed by Pioneer Investments, Inc. A joint special joint meeting of the shareholders of the Funds is scheduled for February 10, 2004, for shareholders to vote on the plan of reorganization either in person or by proxy.